82-5769

02 APR -1 AM 8: 51

UFJ Holdings, Inc

SUPPL

Address:	UFJ Holdings, Inc.
	1-1, Otemachi 1-chome, Chiyoda-ku,
	Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORA

02028134

DATE:	April 1, 2002
TO:	Office of International Corpora.
	Division of Corporate Finance
	Securities and Exchange Commission
	Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED

APR 1 0 2002

THOMSON
FINANCIAL

If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

April 1, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

April 1, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Corporate Reorganization Proceedings by *NISSAN CONSTRUCTION Co., Ltd..*

We hereby give notice that, concurrent with the filing for the start of corporate reorganization proceedings with the Tokyo District Court by *NISSAN CONSTRUCTION Co., Ltd.* there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited and UFJ Trust Bank Limited (wholly owned subsidiaries of UFJ Holdings, Inc.).

1. Amount of exposure to the company

   UFJ Bank Limited: Yen 5,700 million
   UFJ Trust Bank Limited: Yen 3,495 million (including trust account with
   　　　　　　　　　　　　　　　　　　principal indemnification clause)

2. Impact on earnings of UFJ Holdings

   Non-collectible amount of exposure to the company will be absorbed as necessary for the fiscal year ending March 31, 2002.

   This will not affect the forecast of UFJ Holdings' consolidated financial results for the fiscal year ending March 31, 2002, which we announced on March 29, 2002.